[LETTERHEAD OF THACHER PROFFITT & WOOD LLP]

July 20, 2006

Daniel Morris
Attorney-Adviser
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	MortgageIT Securities Corp.
Registration Statement on Form S-3
Filed January 26, 2006

Dear Mr. Morris:

Comment:

Purchase Obligations

1. Please explain whether the trustee, issuing entity or a party designated by the issuing entity will have the power to exercise the put option. If so, please explain whether such purchase obligations are consistent with the requirements of Rule 3a-7 of the 1940 Act. Specifically, please explain whether the sale of the issuing entity’s assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule 3a-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or decreasing losses resulting from market value changes. Please also explain whether the sale of the issuing entity’s assets is consistent with the requirement in Rule 3a-7(a)(1) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity’s asset composition will comply with interpretation issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff’s view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. Avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. Avail. June 17, 1985). Of the remaining 45% of the issuer’s assets, at least 25% must be reduced to the extent that more than 55% of the issuer’s assets are invested in mortgages and other liens on and interest in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Response:

In response to your letter dated June 19, 2006, this letter will confirm that in any takedown involving a put option, the put option is mandatory and none of the trustee, issuing entity, or any party designated by the issuing entity will have the power to exercise the put option.

This letter will also confirm that with respect to any take down involving a purchase obligation or put option as described in the base prospectus, the exemption to the Investment Company Act the issuing entity will rely upon is Section 3(C)(5)(C), not Rule 3a-7. Section 3(c)(5)(C) of the 1940 Act excepts from the definition of investment company any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type of periodic payment plan certificates, and who is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

The SEC has taken the position that a company is not exempted under Section 3(c)(5)(C) unless at least 55% of its assets consist of “mortgages and other liens on and interests in real estate (‘55% test’), and the remaining 45% of its assets consist primarily of real estate-type interests (‘45% test’).” See for example, Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8, 1991), NAB Asset Corporation, SEC No-Action Letter (June 20, 1991). In general, the staff has taken the position that qualifying interests include, among other things, fee interests in real estate, mortgage loans and other interests secured by real estate, leasehold interests and notes fully secured by a mortgage solely on real estate. The Staff has also taken the position that securities representing an interest in a pool of mortgages (that is, mortgage backed securities) may be qualifying interests if the holder has the same economic experience as a person holding the underlying mortgages, such as agency “whole pool” GNMA, FNMA or FHLMC certificates. In the case of non-agency issuers, this has been interpreted to require that the holder has the right to foreclose on the underlying real estate.

In order to comply with the ‘45% test’, a company must invest at least 25% of its total assets in real estate-type interests (subject to reduction to the extent that it invests more than 55% of its total assets in assets meeting the 55% test) and may invest no more than 20% of its total assets in miscellaneous investments. See for example, Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8, 1991); NAB Asset Corporation, SEC No-Action Letter (June 20, 1991).

As stated in the offering documents, each series of securities will be backed by a trust fund consisting primarily of a segregated pool of mortgage loans, including: mortgage loans secured by first and junior liens on the related mortgage property; home equity revolving lines of credit; mortgage loans where the borrower has little or no equity in the related mortgaged property; mortgage loans secured by one-to-four family residential properties; mortgage loans secured by multifamily properties, commercial properties and mixed residential and commercial properties; manufactured housing conditional sales contracts and installment loan agreements or interests therein; and mortgage securities issued or guaranteed by Ginnie Mae, Fannie Mae, Freddie Mac or other government agencies or government-sponsored agencies or non-agency issued mortgage securities.

We confirm that each series will invest its assets in order to satisfy the 55% and 45% tests of Section 3(c)(5)(C) as described above, except as follows. All of the assets in the preceding paragraph will be eligible for the 55% test, with the exception of non-whole pool agency mortgage securities, and non-whole pool non-agency issued mortgage securities that do not have unilateral foreclosure control rights as to the underlying mortgage loans.

In addition, we confirm that manufactured housing conditional sales contracts and installment loan agreements or interests therein, if not secured by a mortgage on real property, will not be applied towards the 55% test for purposes of Section 3(c)(5)(C) of the Investment Company Act of 1940 but will be applied towards for the 55% test for purposes of 3(c)(5)(A) of the Investment Company Act of 1940.

However, a transaction with a purchase obligation described above would not violate Rule 3a-7 since it would not be considered a redeemable security and would remain in compliance with the other requirements of Rule 3a-7. A purchase obligation is intended to guarantee the maturity of a class or classes of certificates. For instance, in a transaction where the mortgage pool includes adjustable-rate mortgage loans that are fixed for a certain number of years following origination, the issuing entity may require a mandatory call of certain classes of certificates (for at least par value of the certificates at the time) at the end of the fixed rate period (which is at least three years). The certificateholders do not have any rights with respect to the timing or the exercise of this feature, if included because the timing will be pre-determined and the exercise will be mandatory. Any transaction with a purchase obligation will contain additional detailed disclosure in the prospectus supplement outlining all material terms and conditions for investors.

Please contact Claude Roxborough at (212) 912-7529 or the undersigned at (212) 912-7472 with any other questions.

Sincerely, /s/ Richard D. Simonds, Jr.
Richard D. Simonds, Jr.